  July 19, 2021

VIA EDGAR
United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549
Attention:
Robert Shapiro
Joel Parker
Cara Wirth
Mara Ransom

Re:
Charge Enterprises, Inc.
Amendment No. 2 Registration Statement on Form S-1
Filed June 11, 2021
File No. 333-253073

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Charge Enterprises, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 25, 2021 (“Comment Letter”) regarding the Company’s Amendment No., 2 to the Registration Statement on Form S-1 filed with the Commission on June 11, 2021 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Amendment No. 2 to Registration Statement on Form S-1 filed June 11, 2021

Unaudited Pro Forma Condensed Combined Financial Information, page 33

1.
Please remove your pro forma balance sheet as the transactions noted are already reflected in the December 31, 2020 balance sheet. Refer to Rule 11-02(c)(1) of Regulation S-X.

Response

The Company acknowledges the Staff’s comment and advises the Staff that Company has updated the Registration Statement in accordance with the Staff’s comment.

Unaudited Condensed Combined Statement of Operations for the Year Ended December 31, 2020, page 34

2.
Please explain to us and disclose how you derived the amounts in the columns for Charge Enterprises, PTGi, and Get Charged in your pro forma statement of operations. We note that the Charge Enterprises amounts presented here do not agree to the December 31, 2020 statement of operations on page F-30.

Response

The Company acknowledges the Staff’s comment and advises the Staff that Company has updated the Registration Statement in accordance with the Staff’s comment. Specifically, pursuant to the conversation with the Staff, the proforma income statement has been corrected to reflect the consolidated financial statements and the preacquisition information in the appropriate columns.

Securities and Exchange Commission
July 19, 2021

Our Investment Division

Charge Investment, page 55

3.
We note that you have an "at will" arrangement with KORR for its advisory services. Please file any agreement with KORR for its advisory services as an exhibit or tell us why you are not required to do so. Refer to Item 601(b) of Regulation S-K. If you have an oral agreement with KORR, please file a written description of the agreement. Refer to Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations.

Response

The Company acknowledges the Staff’s comment and advises the Staff that there is no written agreement KORR for its advisory services. A written description of the oral arrangement with KORR has been filed as an exhibit to the Registration Statement in accordance with the Staff’s comment.

Charge Enterprises, Inc. Consolidated Unaudited Financial Statements
For the Periods Ended March 31, 2021 and 2020
Note 5. Marketable securities and other investments, page F-14

4.
You state that marketable securities are being reported as available for sale and any changes in their value are included in comprehensive income and as a separate component of stockholders’ equity. Please tell us how you accounting complies with ASC 321. In addition, tell us what your gain on sale of stock, as noted on page F-4, represents.

Response

The Company acknowledges the Staff’s comment and advises the Staff that Company has updated the Registration Statement in accordance with the Staff’s comment and ASC 321. Specifically, the Company has amended the financial statements for the periods ended December 31, 2020 and March 31, 2021 to reflect the unrealized gain or loss on securities as a component of net income

Charge Enterprises, Inc. Consolidated Audited Financial Statements
For the Years Ended December 31, 2020 and 2019
Note 12. Equity Private Placement, page F-26

5.
We note your revised disclosure for the pricing of the 8.7 million common shares issued in the Private Placement on December 8, 2020. Please explain to us and disclose the business rationale for issuing these shares sold in the private placement at a significant discount to the closing price on the OTC markets on that date of $1.60 per share.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the Company completed a private placement of convertible debt securities on November 3, 2020 where the conversion price of the convertible notes was $0.25 (the “November 2020 Private Placement”). Shortly after the completion of the November 2020 Private Placement, the Company began having conversations with a registered broker-dealer about engaging them to assist with a private placement of the Company’s equity securities. As is typical in private placement transactions, the price for the securities to be offered was not derived using a formal determination of fair market value but was determined by discussions between the Company and the placement agent, who represented the investors. A number of factors were considered as part of these discussions, including, but not limited to, the general conditions of the securities markets, the Company’s business and historical performance, and the Company’s recently completed private placement. As a result of these discussions and given the Company’s business had not substantively changed since the completion of the November 2020 Private Placement, the Company had come to an agreement in principal to sell the securities in the December 2020 private placement transaction at the same price at which the securities were sold in the November 2020 private placement. This agreement was reached in mid-November 2020 but it took a couple of weeks to work out the logistics on documentation and receiving funds for the shares given the Thanksgiving holiday. The Company has updated the Registration Statement with this discussion in accordance with the Staff’s comment.

Securities and Exchange Commission
July 19, 2021

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-77

6.
We note your response to comment 6 and the revised disclosure of the economic nature of the bilateral relationships with your accounts. It appears that all of your PTGi revenues and cost of sales are generated from these bilateral relationships with your customers, who also act as the provider of the supply lines used in providing your services. Please address the following:
●
Clarify if you have any customers that are not a party to these bilateral relationships;
●
Tell us the amount of entities that you have bilateral relationships with; and
●
Provide us with a detailed analysis of how you determined that PTGi acts as the principal in these transactions. Refer to the guidance in ASC 606-10-55-36 through 55-40 in your response.

Response

The Company acknowledges the Staff’s comment and advises the Staff that PTGI is engaged in the international long distance (ILD) carrier services industry. In practice PTGI is one of a series of ILD carriers needed to terminate voice and data traffic from one country into another. A common practice in the industry is for participants in ILD to enter at-will, bilateral trading contracts. The practical purpose of the bilateral agreement is to allow each of the parties to send telecommunications traffic to the other, when and as needed, at the standard cost in effect by destination for each carrier. A secondary benefit is that billings under a bilateral contract may be offset against the billing toward the other party to the bilateral agreement for each of the separate traffic offerings that is sent and serviced by the parties. Once an offset is agreed to, the owing party will pay the other party. Practically, all of PTGI’s traffic offerings are covered by a standard bilateral agreement.
PTGI has performed an analysis under ASC 606-10-55-37A and has determined on this basis that PTGI is a principal in its telecommunications transactions. Operationally, PTGI is responsible for performing all routing termination services in satisfaction of its transaction obligations to its customers. Service commences with a customer sending telecommunications traffic for termination. PTGI then routes calls to vendors of its choice, based on cost and quality of service, for further termination. Therefore, under the bilateral service agreement PTGI ICS continues to control all aspects of the services offered to satisfy the performance obligations to its customer.
The provision of routing services creates the right to consideration for which PTGI assumes the risk of loss for the amount billed. To help manage the risk of loss, where possible, PTGI’s receivables are covered by credit insurance. PTGI bills customers for the agreed upon per minute cost by destination without offset of providing these customers with termination services on PTGIs vendor networks. The customer has the right to disagree with either the pricing or length of services provided. Such disputes, while rare, are reviewed and settled based upon the terms of the bi-lateral contract. Ultimately, the amount billed by PTGI is settled in a cash payment, a return of traffic that offsets the PTGI bill, or a combination of the two, with payment being made by the party with of the residual of billing over traffic sent.

On this basis, PTGI as the controlling party with risk of loss in each transaction uses the gross method of accounting for revenues. Based on the discussion above, the Company has updated the Registration Statement to include a more concise and understandable description of the revenue recognition policies for PTGi.

Securities and Exchange Commission
July 19, 2021

7.
We note your revised disclosure in response to comment 6. Please revise your disclosure throughout the Charge Enterprises and PTGi financial statements to reflect the amount of revenue and expenses generated from bilateral relationships with customers that relates to those specific financial statements and periods. For example, on page F-35 you disclose the revenue and expenses generated from bilateral relationships with customers for the year ended December 31, 2019 and 2018. Such amounts are not related to the December 31, 2020 and 2019 financial statements of Charge Enterprises. Also, on page F-77 you have disclosure of these amounts that does not relate to the interim financial statements of PTGi. Lastly, on page F-90 you have no disclosure of these amounts.

Response

The Company acknowledges the Staff’s comment and advises the Staff that Company has updated the Registration Statement to provide a consistent disclosure throughout the registration statement.

Exhibits and Financial Statement Schedules, page II-4

8.
Please address the following items regarding your auditor consents:
●
The consent of Seligson & Giannattasio for the audited financial statements of Charge Enterprises, Inc. for the year ended December 31, 2020 does not reference the dual dating for Note 12, as to which the date is June 8, 2021;
●
The consent of Seligson & Giannattasio for the audited financial statements of PTGi International Carrier Services, Inc. for the year ended December 31, 2019 and 2018 does not reference the dual dating for Note 2, as to which the date is June 3, 2021. The dual dating reference is only to Note 10; and
●
The consent of K.K. Mehta CPA Associates PLLC for the audited financial statements of Get Charged Inc. for the year ended December 31, 2018 does not reference the January 11, 2021 date of the audit opinion.

Response

The Company acknowledges the Staff’s comment and advises the Staff that Company has filed updated consents to the Registration Statement in accordance with the Staff’s comment.

9.
We note your response to comment 8 and we reissue it. We note your disclosure that "the Delaware Forum Provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction." However, your bylaws are silent with respect to how Exchange Act claims will be treated. Please revise your bylaws to ensure that the exclusive forum provision addresses how you will treat claims brought under the Exchange Act, or in the alternative, tell us how you will inform investors in future filings.

Response

The Company acknowledges the Staff’s comment and advises the Staff that amended and restated bylaws have been filed with the Registration Statement in accordance with the Staff’s comment.

Securities and Exchange Commission
July 19, 2021

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If you have any further comments and/or questions, please contact the undersigned at (212) 921-2100 or Richard Friedman, Esq. or Stephen Cohen, Esq. at Sheppard, Mullin, Richter & Hampton LLP at (212) 653-8700.

Very truly yours,

/s/ Andrew Fox_________________
Andrew Fox

Chief Executive Officer